Exhibit 15.01

October 10, 2002

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Commissioners:

We are aware that our reports dated May 10, 2002 and August 9, 2002 on our reviews of interim financial information of the Potomac Electric Power Company (the "Company") as of and for the periods ended March 31, 2002 and June 30, 2002 and included in the Company's quarterly reports on Form 10-Q for the quarters then ended are incorporated by reference in this Registration Statement on Form S-3 dated October 9, 2002.

Very truly yours,

PRICEWATERHOUSE COOPERS, LLP